Vertex Energy, Inc.	1331 Gemini Suite 103 Houston, TX 77058 toll free: 866.660.8156 direct line: 281-486-4182 fax: 281.754.4185 www.vertexenergy.com

August 3, 2015
VIA EDGAR

Ms. Anuja A. Majmudar
Attorney-Advisor
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3844

Re:	Vertex Energy, Inc.
Registration Statement on Form S-1
File No. 333-205871

Dear Ms. Majmudar:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 2:00 p.m. Eastern Standard Time, Thursday, August 6, 2015, or as soon thereafter as practicable.

Additionally, Vertex Energy, Inc. (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (281) 538-9802 xt. 104 or the Company’s counsel, David M. Loev, of The Loev Law Firm, PC at (713) 524-4110.

Very truly yours, /s/ Chris Carlson Chris Carlson Chief Financial Officer